SAVINGS BANK OF MENDOCINO COUNTY
P. O. BOX 3600 - UKIAH, CALIFORNIA 95482
TELEPHONE (707) 462-6613
June 13, 1996
Norman Franks
Michael Laybourn
Mendocino Brewing Company
PO Box 400
Hopland, CA 95449

Dear Mike and Norman:

Confirming our earlier conversation, I am pleased to inform you that Savings Bank of Mendocino County (hereinafter referred to as "Bank") has approved your real estate loan application which will provide for first trust deed construction and permanent financing for a 62,000 square foot brewery facility which you intend on occupying. This approval has been provided subject to the documentation, terms and conditions stated below:

1) Loan Amount: The Bank will provide a $2,700,000 construction and permanent financing package.

2) Term of Loan: The Bank shall provide you with a five month construction loan during which time frame the proposed facility will be completed. The note will provide for the monthly payment of accrued interest. Following the construction loan period, any outstanding principal loan balance will be rewritten subject to a 25 year amortized repayment schedule and a 15 year balloon maturity. It is understood and providing you are not in default of any term or condition contained in the note, Joan agreement or deed of trust upon maturity, the Bank will renew any outstanding principal loan balance for an additional ten year period, subject to terms and conditions which will be negotiated at the time of renewal.

3) Interest rate: The construction loan package will be priced at the Bank's Base Commercial Rate + 2.00%. Interest rate adjustments during the construction phase of the project will occur with changes in the Bank's Base Commercial Rate.

         The permanent financing package shall be priced at a margin above the now prevailing five year Treasury Constant Maturity Index so as to insure that the initial loan rate will not be less than 10%. The permanent financing package will further provide for an interest cap of 2% above the initial fully indexed interest rate at the time of the first interest rate adjustment (5 year anniversary) and 3% above the initial fully indexed interest rate at the time of the second projected interest rate adjustment (10 year anniversary). The note will further provide for an interest rate floor of 8.50%.

4) Origination fee: In addition to a documentation fee of $275.00 and an inspection fee of $950.00, you will be required to pay to the Bank an origination fee calculated as follows: 2% on the construction financing package and a 1/2% origination fee on the permanent take out.

5) Pre-payment penalty: None.

6) Collateral: The loan shall be secured by the following:

         a) A first deed of trust encumbering the property and improvements located at 1825 Airport Road, Ukiah, California consisting of approximately 8 acres of land.

         b) A first deed of trust encumbering the real property upon which the waste water treatment facility is being constructed which is approximately one acre in size.

         c) The loan contemplated herein shall be additionally collateralized by a security agreement, in form and substance satisfactory to the Bank and its counsel, covering all fixtures and/or improvements which are located on the to be encumbered parcel of property.

         d) In addition to the foregoing, the loan will be further secured by an assignment of any and all leases which you may execute with any other party.

9) Additional conditions precedent: Prior to the closing date or at the option of the Bank, there shall be delivered to Bank, in form and substance satisfactory to Bank and its counsel:

         a) Copies of all of the projected construction contracts and each major sub-contract in material supply contracts relating to the construction of the improvements, together with the final plans and specifications and/or any other additional data pertaining to the completion of the improvements which may be required by the Bank. Said construction contracts and plans and specifications are to be, in Bank's sole opinion suitable for assignment to the Bank.

         b) Evidence that all consents, permits and approvals from government authorities, required or advisable in connection with construction of the improvements, have been obtained by Borrower.

         c)  Evidence  that  all  roadway,  water,  sewer,  electric  and  other facilities necessary for the construction of the improvements, without impediment or delay are now or will be timely available at the boundaries of the land.

         d) Evidence that payment has been made for all costs and expenses relating to the examination of title, recording and filing fees and other expenses involved in closing the loan, unless the items are budgeted to be paid from the loan.

         e) A copy of any and all construction contracts executed by Borrower in connection with this project, with the understanding that these documents must be acceptable in form and substance to the Bank and its counsel.

         f) Financial statements and any other information which would serve to confirm the qualifications of the proposed contractor.

         g) Evidence that there is in place course of construction insurance coverage, satisfactory to Bank and its counsel, in an amount adequate to protect the Bank's interest with the provision that the policy identify the Bank as loss payee.

         h) Such other documents or other instruments or procedures as the Bank may reasonably require.

         i) Receipt of a copy of the approved loan commitment made by a secondary lender providing for a $1 million loan advance which will be used in association with the aforementioned project. Said commitment will further confirm that the loan advance will be collateralized by a second trust deed against the aforementioned properties, subordinate only to the $2,700,000 loan advance contemplated in this commitment letter.

         It goes without mention that our responsibility to provide this financial accommodation is conditioned upon our approval of all of the terms and conditions, loan document, etc. which pertain to this proposed secondary financing package.

         j) Confirmation that the Mendocino Brewing Company, Inc. has received a $2,100,000 commitment for lease financing. As in the instance of the aforementioned $1 million secondary financing package, our responsibility to provide the financial accommodations over-viewed in this correspondence is further conditioned upon our approval of the amount, terms, conditions, agreements, documents, etc. which pertain to the lease financing package.

         k) A properly completed environmental questionnaire.

         1) Confirmation that the WestAmerica Bank has agreed to extend the maturity specified on its $600,000 loan commitment to Mendocino Brewing Company, Inc. until December of 1996. In concert with the foregoing, we will require confirmation that WestAmerica has agreed to subordinate its security interest in the equipment assets of Mendocino Brewing Company, Inc. to the leasing company creditor which intends on providing the aforementioned $2,100,000 in lease financing.

         m) Confirmation that the prime contractor, BDM Construction, has agreed to defer $400,000 of the construction contract until such time as Mendocino Brewing Company completes its public offering which is expected to materialize on or before December of 1996. In association with this deferral, it is important that this account payable be converted to a promissory note prior to our advancing the loan contemplated in this commitment.

         n) Confirmation that you have employed a project manager acceptable to Bank to manage the construction project on site.

10) Construction Loan Agreement: On or before the closing date, the Borrower and Bank shall enter into a construction loan agreement, prepared in form- and substance satisfactory to Bank and its counsel.

11) Approval of Documentation: All instruments evidencing and securing or otherwise relating to the loan on the project, must be satisfactory to the Bank and its counsel.

12) Performance Bond: A 100% California contract bond for both a 100% Performance Bond and a 100% Labor and Materials Bond, issued by sureties acceptable to Bank. The bond(s) must name Bank as a co-beneficiary and be recorded.

13) Title Insurance: You will be required to provide ALTA title insurance coverage together with any other endorsements which the Bank might determine necessary, for the full amount of the loan, containing no exception other than those approved by the Bank which are usual and customary to such properties.

14) Indemnification: You will be required to indemnify the Bank against any and all liabilities, obligations, loses/damages, penalties, claim actions, suits, costs and expenses of whatever kind or nature which may be imposed on, incurred by or asserted at any time against the Bank in any way relating to or arising in connection with, construction of the improvements, the offer of sale and/or use, occupation or operation of any of the property to be encumbered by the construction deed of trust. Said indemnification shall also cover damages arising from existing, or future hazardous waste and/or substances located on the property, including the cost to clean up or detoxify the property.

         If for any reason the bank becomes concerned that there could be related environmental liability risks associated with our liens on the real estate, we may consult with an specialist and may require an environmental audit to be conducted and our commitment is conditioned upon our conclusion based thereon that risks are acceptable to us. While your cost reimbursement will include such consulting and audit expenses, we will obtain your approval before proceeding with such an audit.

15) Assignment: You will be unable to assign this commitment letter or any of its rights hereunder, to any other person or legal entity without specific written approval of the Bank. The Bank may sell participations in the loan to other banks.

16) Termination: Bank, at its option, may terminate this commitment letter and its obligations hereunder, if (a) Borrower shall fail to observe or comply with any of the terms and provision contained herein, or (b) Bank shall find unacceptable or shall not approve any document or agreement, or information or encumbrance applicable to the project, or (c) Borrower or parties involved in the project become insolvent, or (d) Bankruptcy, insolvency, reorganization, receivership, disillusion arrangement or other similar proceedings are commenced by or against Borrower or your assets under any federal or state law.

         Michael and Norman, we appreciate this opportunity to be of service and look forward to your returning to us the enclosed copy of this correspondence, acknowledging your acceptance of this offer together with a check in the amount of $5,000.00. Providing that the loan is negotiated, these monies will be credited towards the origination and documentation fee assessments as outlined above. In the event, however, you decide not to proceed with the loan closing through the Savings Bank of Mendocino County and you successfully obtain alternate financing, this fee will represent a non-reimbursable loan application fee.

         Further, this loan must be completely negotiated, documented and closed by August 15, 1996 or our commitment will expire. It goes without mention that our commitment is subject to such additional terms, conditions and requirements as may be provided in our loan documents or by Bank counsel. Should any of the foregoing require clarification, don't hesitate contacting me at your earliest convenience.

        Sincerely,

        /s/  Martin J. Lombardi
        Martin J. Lombardi
        Vice President
        Acknowledgement:  s/s  Norman Franks            Date:  6-18-96